                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*


                            ALARMGUARD HOLDINGS, INC.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

 ------------------------------------------------------------------------------

                    COMMON STOCK, par value $.0001 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    011649100
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Lisel M. Mittelholzer
                        Testa, Hurwitz & Thibeault, LLP
                               High Street Tower
                                 125 High Street
                                   Boston, MA
                                 (617) 248-7785
 ------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 2, 1998
 ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------                        -----------------------------
    CUSIP NO. 011649100          SCHEDULE 13D        PAGE 2 OF 16 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Canaan Equity L. P.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)    [ ]
                                                                     (b)    [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          00
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------------
                     7       SOLE VOTING POWER

                             645,161
                     -----------------------------------------------------------
   NUMBER OF         8       SHARED VOTING POWER
    SHARES
 BENEFICIALLY                0
   OWNED BY          -----------------------------------------------------------
     EACH            9       SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                   645,161
     WITH            -----------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             645,161
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             10.3%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON *

             PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------------                        -----------------------------
    CUSIP NO. 011649100          SCHEDULE 13D        PAGE 3 OF 16 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Canaan Equity Partners LLC
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)    [ ]
                                                                     (b)    [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------------
                     7       SOLE VOTING POWER

                             0
                     -----------------------------------------------------------
   NUMBER OF         8       SHARED VOTING POWER
    SHARES
 BENEFICIALLY                645,161
   OWNED BY          -----------------------------------------------------------
     EACH            9       SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                   0
     WITH            -----------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             645,161
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             645,161
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             10.3%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON *

             00
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------------                        -----------------------------
    CUSIP NO. 011649100          SCHEDULE 13D        PAGE 4 OF 16 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Harry T. Rein
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)     [ ]
                                                                     (b)     [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------------
                     7       SOLE VOTING POWER

                             0
                     -----------------------------------------------------------
   NUMBER OF         8       SHARED VOTING POWER
    SHARES
 BENEFICIALLY                1,428,264
   OWNED BY          -----------------------------------------------------------
     EACH            9       SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                   0
     WITH            -----------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             1,428,264
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,428,264
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             22.9%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON *

             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------------                        -----------------------------
    CUSIP NO. 011649100          SCHEDULE 13D        PAGE 5 OF 16 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Stephen L. Green
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)     [ ]
                                                                     (b)     [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------------
                     7       SOLE VOTING POWER

                             0
                     -----------------------------------------------------------
   NUMBER OF         8       SHARED VOTING POWER
    SHARES
 BENEFICIALLY                645,161
   OWNED BY          -----------------------------------------------------------
     EACH            9       SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                   0
     WITH            -----------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             645,161
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             645,161
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             10.3%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON *

             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------------                        -----------------------------
    CUSIP NO. 011649100          SCHEDULE 13D        PAGE 6 OF 16 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Deepak Kamra
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)     [ ]
                                                                     (b)     [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------------
                     7       SOLE VOTING POWER

                             0
                     -----------------------------------------------------------
   NUMBER OF         8       SHARED VOTING POWER
    SHARES
 BENEFICIALLY                645,161
   OWNED BY          -----------------------------------------------------------
     EACH            9       SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                   0
     WITH            -----------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             645,161
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             645,161
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             10.3%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON *

             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------------                        -----------------------------
    CUSIP NO. 011649100          SCHEDULE 13D        PAGE 7 OF 16 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Gregory Kopchinsky
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)     [ ]
                                                                     (b)     [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------------
                     7       SOLE VOTING POWER

                             0
                     -----------------------------------------------------------
   NUMBER OF         8       SHARED VOTING POWER
    SHARES
 BENEFICIALLY                1,428,264
   OWNED BY          -----------------------------------------------------------
     EACH            9       SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                   0
     WITH            -----------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             1,428,264
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,428,264
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             22.9%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON *

             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------------                        -----------------------------
    CUSIP NO. 011649100          SCHEDULE 13D        PAGE 8 OF 16 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Robert J. Migliorino
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)     [ ]
                                                                     (b)     [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------------
                     7       SOLE VOTING POWER

                             0
                     -----------------------------------------------------------
   NUMBER OF         8       SHARED VOTING POWER
    SHARES
 BENEFICIALLY                1,428,264
   OWNED BY          -----------------------------------------------------------
     EACH            9       SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                   0
     WITH            -----------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             1,428,264
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,428,264
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             22.9%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON *

             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------------                        -----------------------------
    CUSIP NO. 011649100          SCHEDULE 13D        PAGE 9 OF 16 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Guy M. Russo
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)     [ ]
                                                                     (b)     [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------------
                     7       SOLE VOTING POWER

                             0
                     -----------------------------------------------------------
   NUMBER OF         8       SHARED VOTING POWER
    SHARES
 BENEFICIALLY                645,161
   OWNED BY          -----------------------------------------------------------
     EACH            9       SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                   0
     WITH            -----------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             645,161
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             645,161
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             10.3%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON *

             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------------                        -----------------------------
    CUSIP NO. 011649100          SCHEDULE 13D        PAGE 10 OF 16 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Eric A Young
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)     [ ]
                                                                     (b)     [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------------
                     7       SOLE VOTING POWER

                             0
                     -----------------------------------------------------------
   NUMBER OF         8       SHARED VOTING POWER
    SHARES
 BENEFICIALLY                1,428,264
   OWNED BY          -----------------------------------------------------------
     EACH            9       SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                   0
     WITH            -----------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             1,428,264
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,428,264
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             22.9%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON *

             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. SECURITY AND ISSUER.

     This Schedule 13D report relates to the common stock, par value $.0001 per share (the "Common Stock"), of Alarmguard Holdings, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 125 Frontage Road, Orange, CT 06477.

Item 2. IDENTITY AND BACKGROUND.

     This statement is filed by Canaan Equity L.P., a Delaware limited partnership, ("Canaan Equity"), Canaan Equity Partners LLC, a Delaware limited liability company, ("Canaan Partners"), Harry T. Rein, Stephen L. Green, Deepak Kamra, Gregory Kopchinsky, Robert J. Migliorino, Guy M. Russo and Eric A. Young (collectively, the "Partners"). Messrs. Rein, Kopchinsky, Migliorino and Young are general partners of other venture capital investment funds which may be deemed to be affiliated with Canaan Equity and Canaan Partners (collectively, the "Canaan Entities"). Canaan Equity, Canaan Partners (which serves as the general partner of Canaan Equity) and the Partners (who serve as general partners of Canaan Partners), are collectively referred to as the "Reporting Persons" in this Schedule 13G.

     Except in the case of Deepak Kamra and Eric A. Young, the principal business address of the Reporting Persons is 105 Rowayton Avenue, Rowayton, CT 06853. The principal business address of Deepak Kamra and Eric A. Young is 2884 Sand Hill Road, Suite 115, Menlo Park, CA 94025.

     The principal business of Canaan Equity is to assist growth-oriented businesses located primarily in the United States. The principal business of Canaan Partners is to act as general partner of Canaan Equity. The principal business of each of the Partners is to act as general partner of Canaan Partners and a number of affiliated partnerships with similar businesses. In addition, Messrs. Rein, Kopchinsky, Migliorino and Young also act as a general partners of a number of partnerships affiliated with the Canaan Entities.

     During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Canaan Equity is a limited partnership organized under the laws of Delaware. Canaan Partners is a limited liability company organized under the laws of Delaware. Each of the Partners are citizens of the United States.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On February 2, 1998 Canaan Equity acquired 5,000 shares of Series B Convertible Preferred Stock (the "Preferred Stock") of the Issuer for a total purchase price of $5,000,000.00. The Preferred Stock acquired by Canaan Equity is currently convertible into 645,161 shares of the Issuer's Common Stock. The working capital of Canaan Equity was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Preferred Stock.

Item 4. PURPOSE OF TRANSACTION.

     Canaan Equity acquired the Issuer's securities for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, Canaan Equity may dispose of or acquire additional securities of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
          Section 13 of the Investment Company act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

     Item 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Canaan Equity is the record owner of 5,000 shares of Preferred Stock. The Preferred Stock is currently convertible into 645,161 shares of the Issuer's Common Stock (the "Conversion Shares"). By virtue of its status as general partner of Canaan Equity, Canaan Partners may be deemed to be the beneficial owner of the Preferred Stock and the Conversion Shares. By virtue of their status as general partners of Canaan Partners, the Partners may each be deemed to be the beneficial owner of the Preferred Stock and the Conversions Shares. By virtue of their affiliation with the Canaan Entities, Messrs. Rein, Kopchinsky, Migliorino and Young may be deemed to be the beneficial owners of the Preferred Stock, the Conversion Shares and 783,103 shares of Common Stock, respectively.

     Percent of Class: Canaan Equity: 10.3%; Canaan Partners: 10.3%; the Partners (except for Messrs. Rein, Kopchinsky, Migliorino and Young):
     10.3%; and Messrs. Rein, Kopchinsky, Migliorino and Young: 22.9% respectively.

     The foregoing percentages are calculated based on (i) 5,592,000 shares of Common Stock of the Issuer reported to be outstanding on the Bloomberg website in January, 1998 and (ii) the number of shares of Common Stock (645,161) issuable upon the conversion of the Preferred Stock.

(b)  Regarding the number of shares as to which such person has:

      (i) sole power to vote or to direct the vote:

          Canaan Equity: 645,161 shares of Common Stock; and 0 shares of Common Stock for all remaining Reporting Persons.

     (ii) shared power to vote or to direct the vote:

          Canaan Equity: 0 shares of Common Stock; all other Reporting Persons (except for Messrs. Rein, Kopchinsky, Migliorino and Young): 645,161 shares of Common Stock; and Messrs. Rein, Kopchinsky, Migliorino and
          Young: 1,428,264 shares of Common Stock, respectively.

    (iii) sole power to dispose or to direct the disposition:

          Canaan Equity: 645,161 shares of Common Stock; and 0 shares of Common Stock for all remaining Reporting Persons.

     (iv) shared power to dispose or to direct the disposition:

          Canaan Equity: 0 shares of Common Stock; all other Reporting Persons (except for Messrs. Rein, Kopchinsky, Migliorino and Young): 645,161 shares of Common Stock; and Messrs. Rein, Kopchinsky, Migliorino and Young shares of Common Stock: 1,428,264, respectively.

(c) Except as set forth above, none of the Reporting Persons has effected any transaction in the shares of Common Stock during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)  Not Applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Canaan Equity acquired its shares of Series B Convertible Preferred Stock of the Issuer pursuant to a Preferred Stock Purchase Agreement dated as of February 2, 1998 (attached hereto as Exhibit 3) by and between the Issuer and Canaan Equity, Advance Capital Partners, L.P., Advance Capital Offshore Partners, L.P., Elliott Associates, L.P., Westgate International, L.P., Exeter Capital Partners IV, L.P., Aetna Life Insurance Company, Ziff Asset Management, L.P., Oz Master Fund, Ltd., LB I Group Inc., IBJS Capital Corporation, Granite Properties Management Corp., Credit Suisse (Guernsey) Limited as trustee for the Dynamic Growth Fund II, and Paul Finkelstein (collectively, the "Purchasers").

     By virtue of the Preferred Stock Purchase Agreement, Canaan Equity acquired 5,000 shares of Series B Convertible Preferred Stock, $.0001 par value, for $1,000.00 per share; and the other Purchasers acquired, in the aggregate, 35,000 shares of Series A Convertible Preferred Stock, $.0001 par value, for $1,000.00 per share. The series A and B Preferred Stock are currently convertible, in the aggregate, into 4,887,586 shares of the Issuer's Common Stock. The holders of Series A and B Convertible Preferred Stock are also entitled to elect two directors to serve on the Issuer's Board of Directors. The terms of conversion and voting rights are more fully set forth in Sections 5 and 6 of the Certificate of Designations of the Issuer dated as of February 2, 1998 (attached hereto as Exhibit 4).

     Pursuant to a certain Registration Rights Agreement dated February 2, 1998 (attached hereto as Exhibit 5) by and among the Issuer and the Purchasers, the Purchasers are granted, subject to certain restrictions and limitations, certain demand and "piggyback" registration rights with respect to the shares of Common Stock issuable upon the conversion of the Series A and Series B Convertible Preferred Stock.

     The Series A and B Preferred Stockholders have the option of participating, on a pro rata basis, in any future issuance by the Issuer of warrants, options or rights to purchase preferred and/or common stock offered to the record holders of any class of Common Stock. These purchase rights are more fully set forth in Section 8 of the Certificate of Designations (attached hereto as Exhibit 4).

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

     Exhibit 2 - Power of Attorney.

     Exhibit 3 - Preferred Stock Purchase Agreement.

     Exhibit 4 - Certificate of Designations of Alarmguard Holdings, Inc.

     Exhibit 5 - Registration Rights Agreement.

     This filing was made pursuant to a joint filing agreement, a copy of which is attached as Exhibit 1 and pursuant to a Power of Attorney filed a copy of which is attached as Exhibit 2.

                           [Signature Page to Follow]

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

March 11, 1998                   CANAAN EQUITY L.P.

                                 By:Canaan Equity Partners LLC
                                    Its General Partner

                                 By:        *
                                    ----------------------------
                                    Member/Manager

                                 CANAAN EQUITY PARTNERS LLC

                                 By:        *
                                    ----------------------------
                                    Member/Manager

                                        *
                                    ----------------------------
                                    Harry T. Rein

                                        *
                                    ----------------------------
                                    Stephen L. Green

                                    *
                                    ----------------------------
                                    Deepak Kamra

                                        *
                                    ----------------------------
                                    Gregory Kopchinsky

                                        *
                                    ----------------------------
                                    Robert J. Migliorino

                                        *
                                    ----------------------------
                                    Guy M. Russo

                                        *
                                    ----------------------------
                                    Eric A. Young

                                    * /s/  Guy M. Russo
                                    ----------------------------
                                    Guy M. Russo
                                    As Attorney-in-Fact

     This Schedule 13D was executed by Guy M. Russo pursuant to the Power of Attorney, which is attached hereto as Exhibit 2.